Exhibit 99.1

Glass House Brands Announces New $50 Million Senior Secured Loan

-     Maturing on January 31st, 2030, the new senior debt facility replaces our previous senior secured loan that was set to mature in late November 2026, pushing out the final balloon payment by an additional 3 years

-      The interest rate will be fixed at 8.58% for the term of the loan, significantly lower than the rate paid for the previous loan

-      After paying legal and loan fees for the new loan and $41.0 million for the balance of the previous loan plus fees, the company will have a net cash inflow of $8.1 million

-      With interest only payments until the 3rd year, the loan will preserve $13.1 million that would have otherwise been required for monthly principal payments in 2025 and 2026

LONG BEACH, Calif. and TORONTO, March 3, 2025 -- Glass House Brands Inc. ("Glass House" or the "Company") (CBOE CA: GLAS.A.U) (CBOE CA: GLAS.WT.U) (OTCQX: GLASF) (OTCQX:GHBWF), one of the fastest-growing, vertically-integrated cannabis companies in the U.S., announced today the signing of a new $50 million senior-secured credit facility.

“I’m excited to share the great news that Glass House has secured a new senior secured credit facility,” Kyle Kazan, Co-Founder, Chairman and Chief Executive Officer of Glass House, commented. “Refinancing the credit facility strengthens our balance sheet, significantly improves our cash flow and pushes out the maturity of our senior secured debt into 2030. By negotiating this facility directly with the lender, Glass House has continued its tradition of cutting costs by arranging our own financing. The lender’s approval of the credit facility and the favorable terms of the loan are a testament to the strength of our long-standing relationship with the bank and to our shared vision of enabling this Company to continue its rapid growth. I’m particularly excited that our company has finally received debt with a rate and terms which are comparable to non- cannabis businesses.”

“Additionally, I want to extend a thank you to WhiteHawk Capital Partners (WHCP) whose senior secured loan was refinanced in this transaction. WHCP extended credit to us shortly after we went public and before we planted the first greenhouses at our SoCal Facility. Their confidence in our ability to execute at a critical inflection point cannot be understated.”

The interest rate for the new SSL facility will be fixed at 8.58% for the term of the loan. The first two years are interest-only. Principal and interest payments will be made during the last three years based on a straight-line amortization of the loan amount over a period of 15 years, with a balloon payment of $40 million due on the maturity date.

The loan will be secured by a first priority lien on the Company’s Camarillo, Padaro and Casitas greenhouse farms and facilities and a first priority lien on the rest of the Company’s assets excluding other real estate. Key covenants of note are:

1.	Minimum liquidity of $10 million to be held in an account at the lending institution throughout the term of the loan.

2.	Consolidated Fixed-Charge Coverage Ratio (FCCR)[1] of at least 1.25x tested quarterly on a trailing-twelve-month basis with the first test to be on December 31st, 2024.

The Company intends to use the proceeds from the loan to pay back US$41.0 million outstanding on the previous senior secured loan plus fees and for working capital and general corporate purposes.

Footnotes

1.	FCCR is defined as Adjusted EBITDA minus income tax expense divided by current portion of long-term debt plus interest expense plus current portion of capital leases. Preferred equity dividend payments and convertible debt payments are not included in the calculation because the former can be suspended if needed and the latter can be paid in shares.

About Glass House Brands

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Whether it be through Its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell and Mama Sue Wellness or its network of retail dispensaries throughout the state of California, which includes The Farmacy, Natural Healing Center and The Pottery, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com/ and https://ir.glasshousebrands.com/contact/email-alerts/.

Forward Looking Statements

This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements"). Forward-looking statements reflect current expectations or beliefs regarding future events or the Company's future performance or financial results. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward- looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates", "targets" or "believes", or variations of, or the negatives of, such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Forward-looking statements in this news release include, without limitation, statements regarding the Company's financial outlook or operational plans and statements related to future market conditions. All forward-looking statements, including those herein, are qualified by this cautionary statement. Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. Accordingly, readers should not place undue reliance on forward-looking statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information, including those risks disclosed in the Company's Annual Information Form available on SEDAR+ at www.sedarplus.ca and in the Company's Form 40-F available on EDGAR at www.sec.gov. For more information on the Company, investors are encouraged to review the Company's public filings on SEDAR+ at www.sedarplus.ca. The forward-looking statements in this news release speak only as of the date of this news release or as of the date or dates specified in such statements. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264-5078

E: ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer

T: (562) 264-5078

E: ir@glasshousebrands.com

Investor Relations Contact:

KCSA Strategic Communications

Phil Carlson

T: 212-896-1233

E: GlassHouse@kcsa.com